SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549


                          SCHEDULE 13D/A


             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. 4)*


                   ANCHOR BANCORP WISCONSIN INC.

                         (NAME OF ISSUER)


              COMMON STOCK, $.10 PAR VALUE PER SHARE

                 (TITLE OF CLASS OF SECURITIES)


                        032839 10 2

                       (CUSIP NUMBER)


                    Douglas J. Timmerman
               Anchor BanCorp Wisconsin Inc.
                   25 West Main Street
                Madison, Wisconsin  53703
                     (608) 252-8700

(NAME, ADDRESS, TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                      May 16, 1997
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].











                         Page 1 of 4 Pages

CUSIP No.  032839 10 2         13D/A             Page 2 of 4 Pages



1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Douglas J. Timmerman

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                (b) [ ]

3       SEC USE ONLY

4       SOURCE OF FUNDS*

        PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                       [ ]

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7       SOLE VOTING POWER

        203,500

8       SHARED VOTING POWER

        179,521

9       SOLE DISPOSITIVE POWER

        203,500

10      SHARED DISPOSITIVE POWER

        160,333

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        383,021

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                     [X]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.1

14      TYPE OF REPORTING PERSON*

        IN

CUSIP No.  032839 10 2           13D/A             Page 3 of 4 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Douglas J. Timmerman (the "Reporting Person") beneficially owns 383,021 shares of common stock, par value $.10 per share ("Common Stock"), of Anchor BanCorp Wisconsin Inc. (the "Issuer"), which represents approximately
8.1% of the outstanding shares of Common Stock.   As of June 6, 1997,
4,452,117 shares of Common Stock were outstanding, not including outstanding options to purchase Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Person does not include 99,741 shares of Common Stock held by a rabbi trust established by the Issuer to fund certain benefits to the Reporting Person pursuant to a deferred compensation agreement entered into between the Issuer and the Reporting Person, a Supplement Executive Retirement Plan and an Excess Benefit Plan; the Reporting Person does not possess voting or dispositive power with respect to such shares.

          (b) The Reporting Person has sole voting and dispositive power with respect to 203,500 shares of Common Stock (which represent shares of Common Stock which may be purchased upon the exercise of stock options). The Reporting Person has shared voting and dispositive power with respect to 127,649 shares of Common Stock held jointly with his wife (including 71,949 shares held in a living trust for the benefit of the Reporting Person and his wife) and also has shared voting and dispositive power with respect to 32,684 shares of Common Stock held in the Retirement Plan. The Reporting Person has shared voting and no dispositive power with respect to 19,188 shares of Common Stock (which include 6,688 shares of Common Stock held in the ESOP and 12,500 shares of Common Stock held in the MRP).

          (c) The number of shares of Common Stock beneficially owned by the Reporting Person include options to purchase 25,500 shares of Common Stock which become exercisable on July 16, 1997 (which shares are deemed to be beneficially owned by the Reporting Person as of May 16, 1997). The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

          (d)  Not Applicable.

          (e)  Not Applicable.

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CUSIP No.  032839 10 2             13D/A             Page 4 of 4 Pages




                            SIGNATURES




     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment to Statement on Schedule 13D is true, complete and correct.






                                        /S/ DOUGLAS J. TIMMERMAN
                                        Douglas J. Timmerman




                                        Date:  June 16, 1997